Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Apple Hospitality REIT, Inc. for the registration of its common shares, preferred shares, depositary shares, warrants, rights, and debt securities and to the incorporation by reference therein of our reports dated February 25, 2016, with respect to the consolidated financial statements and schedule of Apple Hospitality REIT, Inc., and the effectiveness of internal control over financial reporting of Apple Hospitality REIT, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

Richmond, VA
March 14, 2016